PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 11

COMPUTATION OF PER SHARE EARNINGS
(Unaudited; $ in millions except per share data)

			Six Months Ended
	Second Quarter		June 30,
	2004	2003	2004	2003
Income (loss) before cumulative effect of accounting change	$226.6	(15.2)	412.3	(38.6)
Cumulative effect of accounting change (1)	—	—	—	8.4

Net income (loss)	$226.6	(15.2)	412.3	(30.2)
Preferred stock dividends	(3.4)	(3.4)	(6.8)	(6.8)

Net income (loss) applicable to common shares	$223.2	(18.6)	405.5	(37.0)

Basic:
Average number of common shares outstanding	92.9	88.6	92.3	88.6
Diluted:
Average number of common shares outstanding	92.9	88.6	92.3	88.6
Common stock equivalents - stock options	1.0	—	1.4	—
Common stock equivalents - restricted stock	0.3	0.5	0.3	0.5
Conversion of mandatory convertible preferred stock	4.2	5.0	4.2	5.0

Diluted average number of common shares outstanding (2)	98.4	94.1	98.2	94.1
Basic earnings (loss) per share:
Income (loss) before cumulative effect of accounting change	$2.40	(0.21)	4.39	(0.51)
Cumulative effect of accounting change (1)	—	—	—	0.09

Basic earnings (loss) per share	$2.40	(0.21)	4.39	(0.42)
Diluted earnings (loss) per share:
Income (loss) before cumulative effect of accounting change	$2.30	(0.21)	4.20	(0.51)
Cumulative effect of accounting change (1)	—	—	—	0.09

Diluted earnings (loss) per share (2)	$2.30	(0.21)	4.20	(0.42)

(1)	The six months ended June 30, 2003, included adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.”

(2)	The incremental shares associated with restricted stock and the assumed conversion of the mandatory convertible preferred shares to common shares were excluded from the diluted loss per share calculation for the quarter and six months ended June 30, 2003, as their impact would have been anti-dilutive.